Exhibit 4.1 Description of Capital Stock

DESCRIPTION OF CAPITAL STOCK
A brief summary of the material terms of our capital stock is set forth below. The description is qualified in its entirety by reference to our Articles of Incorporation, as amended (the “Articles”) and our Bylaws, as amended (the “Bylaws”) that are filed as exhibits to the Form 10-K of which this Exhibit is a part. The following description of our capital stock and provisions of our Articles and Bylaws is only a summary of such provisions and instruments, and does not purport to be complete. As used in this Exhibit, the terms “Company”, “we”, “our”, and other similar references refer only to The First Bancorp, Inc. and not its subsidiary.
Authorized Capital Stock
Our authorized capital stock consists of 18,000,000 shares of common stock (the “common stock”) and 1,000,000 shares of serial preferred stock (the “preferred stock”). The number of authorized shares of our common stock and our preferred stock may be increased or decreased (but not below the number of shares then outstanding) by the affirmative vote of a majority of our stock entitled to vote. At this time, we have no shares of preferred stock issued or outstanding.

DESCRIPTION OF COMMON STOCK
The following is a description of the material terms and provisions of our common stock.
General
Under our Articles, we have authority, without further stockholder action, to provide for the issuance of up to 18,000,000 shares of common stock. We may amend our Articles from time to time to increase the number of authorized shares of common stock. Any such amendment would require the approval of the holders of a majority of our stock entitled to vote.

As December 31, 2023, we had 11,098,057 shares of common stock issued and outstanding. In addition, we have reserved 1,250,000 shares potentially issuable in the future, including 850,000 shares for employee benefit and dividend reinvestment plans of which 442,771 shares have been issued and are included in the outstanding share total, and 400,000 shares for the 2020 Equity Incentive Plan of which 102,544 shares have been issued and included in the outstanding share total. All shares of common stock will, when issued, be duly authorized, fully paid and nonassessable. Thus, the full price for the outstanding shares of common stock will have been paid at issuance and any holder of our common stock will not be later required to pay us any additional money for such common stock. Our common stock is listed on NASDAQ under the symbol “FNLC”.

Dividends
Subject to the preferential rights of any class or series of stock that may be issued in the future, holders of shares of our common stock will be entitled to receive dividends, if and when they are authorized and declared by our board of directors, out of assets that we may legally use to pay dividends. In the event we are liquidated, dissolved or our affairs are wound up, after we pay or make adequate provision for all of our known debts and liabilities, each holder of common stock will receive dividends pro rata out of assets that we can legally use to pay distributions, subject to any rights that are granted to the holders of any class or series of preferred stock.
Our ability to pay dividends on our common stock:
• Depends primarily upon the ability of our subsidiary, First National Bank, to pay dividends or otherwise transfer funds to us; and
• Is subject to policies established by the Federal Reserve Board.

Voting Rights
Except as otherwise required by law and except as provided by the terms of any other class or series of stock, holders of common stock have the exclusive power to vote on all matters presented to our stockholders, including the election of directors. Holders of common stock are entitled to one vote per share. Generally, matters to be voted on by our stockholders must be approved by a majority of the votes cast at a meeting of stockholders in which a quorum is present, subject to state law. Subject to any rights to elect directors that are granted to the holders of any class or series of preferred stock, directors are elected by the vote of the holders of a majority of the outstanding shares of stock entitled to vote at a meeting in which directors are elected.

Other Rights
Subject to the preferential rights of any class or series of stock that may be issued in the future, all shares of common stock have equal dividend, distribution, liquidation and other rights, and have no preference, appraisal or exchange rights, except for any appraisal rights provided by Maine law. Furthermore, holders of common stock have no conversion, sinking fund or redemption rights, or preemptive rights to subscribe for any of our securities.

Board Terms, Special Meetings and Other Matters
All of our directors are elected for a one-year term. Our bylaws set forth advance notice provisions with respect to stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders or special meeting of stockholders called by our board of directors for that purpose. Our bylaws also specify various requirements as to the timing, form and content of a stockholder’s notice. Maine law provides that special meetings of shareholders of the Company may be called only by a majority of the board of directors, by the person or persons authorized to do so by the Articles or Bylaws or if the holders of at least 10% of all the votes entitled to be cast on any issue proposed to be considered at the special meeting sign, date and deliver a demand for the meeting to the Company. Section 702 of the Maine Business Corporation Act provides that special meetings of shareholders may be called only (i) by a majority of the board of directors, (ii) by the person or persons authorized to do so by the Articles or Bylaws, or (iii) by the holders of at least 10% of all the votes entitled to be cast on any issue proposed to be considered at the special meeting. We may amend our Articles to fix a lower percentage, or a higher percentage not exceeding 25% of all the votes entitled on any issue proposed to be considered, of the requisite holders to call a special meeting. Applicable provisions of Maine law provide that shareholders may take action by written consent in lieu of a meeting, provided that the written consent is signed by all holders of shares entitled to vote at a meeting. These provisions may diminish the likelihood that a potential acquiror would make an offer for our common stock or that there would otherwise be a change in control of the Company.

Maine Anti-Takeover Laws
We are subject to the provisions of Section 1109 of Chapter 11 of the Maine Business Corporation Act, an anti-takeover law. In general, this statute prohibits a publicly-held Maine corporation from engaging in a “business combination” with an “interested shareholder” for a period of five years after the date of the transaction in which the person becomes an interested shareholder, unless either (1) the interested shareholder obtains the approval of the board of directors prior to becoming an interested shareholder or (2) the business combination is approved, subsequent to the date of the transaction in which the person becomes an interested shareholder, by the Board of Directors of the Maine corporation and authorized by the holders of a majority of the outstanding voting stock of the corporation not beneficially owned by that “interested stockholder” or any affiliate or associate thereof or by persons who are either directors or officers and also employees of the corporation. An interested shareholder is any person, firm or entity that is directly or indirectly the beneficial owner of 25% or more of the outstanding voting stock of the corporation, other than by reason of a revocable proxy given in response to a proxy solicitation conducted in accordance with the Exchange Act which is not then reportable on a Schedule 13D under the Exchange Act. We may at any time amend our Articles or Bylaws, by vote of the holders of at least 66 2/3% of our voting stock, to elect not to be governed by Section 1109.
We also are subject to the provisions of Section 1110 of the Maine Business Corporation Act, entitled “Right of shareholders to receive payment for shares following control transaction.” Section 1110 of the Maine Business Corporation Act generally provides shareholders of a Maine corporation which has a class of voting shares registered or traded on a national securities exchange or registered under the Exchange Act with the right to demand payment of an amount equal to the fair value of each voting share in the corporation held by the shareholder from a person or group of persons which became a “controlling person,” which generally is defined to mean an individual, firm or entity (or group thereof) which has voting power over at least 25% of the outstanding voting shares of the corporation. Such a demand must be submitted to the “controlling person” within 30 days after the “controlling person” provides required notice to the shareholders of the acquisition or transactions which resulted in such person or group becoming a “controlling person.

DESCRIPTION OF PREFERRED STOCK
As of December 31, 2023, we had 1,000,000 shares of serial preferred stock authorized and available for issuance. Following is a description of the material terms and provisions of our preferred stock. Any series of preferred stock we would issue in the future will be governed by our Articles, including the amendment relating to such series of preferred stock, and our Bylaws. We would file an amendment to our Articles for each series of preferred stock to be issued by us.
We will fix the rights, preferences, privileges and restrictions of the preferred stock of each series in an amendment to our Articles relating to that series, including:
a.The title and stated value;
b.The number of authorized shares in the series;
c.The liquidation preference per share;
d.The purchase price;
e.The dividend rate, period and payment date, and method of calculation for dividends, if any;
f.Whether any dividends will be cumulative or non-cumulative and, if cumulative, the date from which dividends will accumulate;
g.The provisions for a sinking fund, if any;
h.The provisions for redemption or repurchase, if applicable, and any restrictions on our ability to exercise those redemption and repurchase rights;
i.Whether the preferred stock will be convertible into our common stock and, if applicable, the conversion price, or how it will be calculated, and the conversion period, and any related anti-dilution adjustments or other similar provisions;
j.Whether the preferred stock will be exchangeable into debt securities and, if applicable, the exchange price or how it will be calculated, and the exchange period, and any related anti-dilution adjustments or other similar provisions;
k.Voting rights, if any, of the preferred stock;
l.Restrictions on transfer, sale or other assignment, if any;
m.The relative ranking and preferences of the preferred stock as to dividend rights and rights if we liquidate, dissolve or wind up our affairs.
n.Any limitations on issuance of any class or series of preferred stock ranking senior to or on a parity with the series of preferred stock as to dividend rights and rights if we liquidate, dissolve or wind up our affairs; and
o.Any specific terms, preferences, rights or limitations of, or restrictions on, the preferred stock.

Section 1004 of the Maine Business Corporation Act provides that the holders of each class or series of stock will have the right to vote separately as a class on certain amendments to our articles of incorporation that would affect the class or series of preferred stock, as applicable. This right is in addition to any voting rights that may be provided for in our Articles.